Exhibit 99.6

The following table sets forth certain summary consolidated financial information for the three and twelve month periods ended December 31, 2013 and 2012 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$750,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries that include subsidiaries that own the Constancia project; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the  System  for  Electronic  Document  Analysis  and  Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

	For the three months ending December 31:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total revenue	—	—	346,546	726,496	—	—	(210,464)	(545,502)	136,082	180,994
Profit (loss) continuing operations - attributable to owners	(27,424)	(11,074)	(2,403)	19,568	(23,997)	(7,556)	(1,680)	7,395	(55,504)	8,333
Profit (loss) - attributable to owners	(27,424)	(11,074)	(2,403)	19,568	(23,997)	(7,556)	(1,680)	7,395	(55,504)	8,333

	For the twelve months ending December 31:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total revenue	—	—	750,066	1,248,052	—	—	(233,265)	(545,502)	516,801	702,550
Profit (loss) continuing operations - attributable to owners	(76,845)	(48,099)	33,214	73,492	(81,965)	(45,159)	24,237	(1,034)	(101,359)	(20,800)
Profit (loss) - attributable to owners	(76,845)	(48,099)	33,214	73,492	(81,965)	(45,159)	24,237	(1,034)	(101,359)	(20,800)

	As at December 31, 2013 and December 31, 2012:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Current assets	92,219	643,208	453,170	759,539	379,025	123,969	744	1,021	925,158	1,527,737
Non-current assets	2,347,384	1,600,917	1,259,673	753,358	3,113,176	1,648,171	(3,801,405)	(2,053,686)	2,918,828	1,948,760
Current liabilities	32,333	29,091	192,975	218,131	115,973	97,428	753	1,040	342,034	345,690
Non-current liabilities	784,179	482,971	1,322,925	1,159,531	540,819	364,227	(773,678)	(529,382)	1,874,245	1,477,347

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.